File No. [?]
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Panoramic Evergreen Venture Fund, BIP Capital, LLC, BIP Capital Management* Services, LLC, BIP
Capital Mini Fund, LP, BIP Capital Mini Fund II, LP, BIP Capital Mini Fund* II-QP, LP, BIP Capital Mini
Fund III, LP, BIP Capital Mini Fund III-QP, LP, BIP Capital Mini Fund IIIb*
, LP, BIP Capital Mini Fund
IIIb-QP, LP, BIP Capital Venture Fund IV, LP, BIP Capital Venture Fund IV-QP,* LP, Panoramic Annex
Fund 4, LP, Panoramic Annex Fund 4-QP, LP, Panoramic Venture Fund 5, LP, * Panoramic Venture Fund 5-
QP, LP, BIP Capital 2080 Media Equity VII, LLC, BIP Capital 2080 Media Equity* X, LLC, BIP Capital
AchieveIt Series E-1, LLC, BIP Capital ConnexPay Convertible Note I, LLC, BIP* Capital ConnexPay Equity
I, LLC, BIP Capital Huddle Convertible Note, LLC, BIP Capital Huddle Equity II* , LLC, BIP Capital PAN
Convertible Note, LLC, BIP Capital PAN Equity I, LLC, BIP Capital PAN Equity * II, LLC, BIP Capital
UserIQ A-2 & A-3, LLC, BIP Capital Wellview Senior Debt II, LLC Panoramic * Trella Acquisition I, LP,
Panoramic Trella Acquisition I-QP, LP, Panoramic UserIQ Equity II, LLC, * Panoramic Wellview Sentry
Merger I, LLC, Panoramic Annex Fund 4b, LP, Panoramic Annex Fund 4b-QP, LP,* Panoramic Mediafly
Equity I, LLC, Panoramic ShiftMed Equity I, LLC, Panoramic ShiftMed Equity I-QP* , LLC, Panoramic
Connexpay Equity II-AI, LLC, Panoramic Connexpay Equity II-QP, LLC,  BIP 2080*
 Media Investments I,
LLC, BIP 2080 Media Investments II, LLC, BIP 2080 Media Investments III, LLC,*
 BIP Capital 2080 Media
Investments IV, LLC, BIP Capital 2080 Media Investment V, LLC, BIP Capital*
 2080 Media Investment VI,
LLC, BIP AchieveIt Investments, LLC, BIP VoApps Series A, LLC, BIP Early Stage*
 Fund I, LP, BIP Early
Stage Fund I-QP, LP, BIP Capital AchieveIt Series D, LLC, BIP Capital AchieveIt*
 Series E, LLC, BIP
Capital Growth Fund III, LP, BIP Capital Growth Fund III-QP, LP, BIP Capital*
 Wellview Series A-3, LLC,
BIP Capital Huddle I, LLC, BIP Capital Huddle I-QP, LLC,

3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305
678-528-7951

All Communications, Notices and Orders to:

Todd Knudsen
Chief Financial Officer
Panoramic Evergreen Venture Fund
3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305
678-528-7951

Copies to:

Blake E. Estes
Alston & Bird LLP
90 Park Avenue
New York, NY 10016
(212) 210-9415

November 8, 2022


UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
Panoramic Evergreen Venture Fund, BIP Capital, LLC,
BIP Capital Management Services, LLC, BIP Capital Mini
Fund, LP, BIP Capital Mini Fund II, LP, BIP Capital Mini
Fund II-QP, LP, BIP Capital Mini Fund III, LP, BIP
Capital Mini Fund III-QP, LP, BIP Capital Mini Fund
IIIb, LP, BIP Capital Mini Fund IIIb-QP, LP, BIP Capital
Venture Fund IV, LP, BIP Capital Venture Fund IV-QP,
LP, Panoramic Annex Fund 4, LP, Panoramic Annex Fund
4-QP, LP, Panoramic Venture Fund 5, LP, Panoramic
Venture Fund 5-QP, LP, BIP Capital 2080 Media Equity
VII, LLC, BIP Capital 2080 Media Equity X, LLC, BIP
Capital AchieveIt Series E-1, LLC, BIP Capital ConnexPay
Convertible Note I, LLC, BIP Capital ConnexPay Equity I,
LLC, BIP Capital Huddle Convertible Note, LLC, BIP
Capital Huddle Equity II, LLC, BIP Capital PAN
Convertible Note, LLC, BIP Capital PAN Equity I, LLC,
BIP Capital PAN Equity II, LLC, BIP Capital UserIQ A-2
& A-3, LLC, BIP Capital Wellview Senior Debt II, LLC
Panoramic Trella Acquisition I, LP, Panoramic Trella
Acquisition I-QP, LP, Panoramic UserIQ Equity II, LLC,
Panoramic Wellview Sentry Merger I, LLC, Panoramic
Annex Fund 4b, LP, Panoramic Annex Fund 4b-QP, LP,
Panoramic Mediafly Equity I, LLC, Panoramic ShiftMed
Equity I, LLC, Panoramic ShiftMed Equity I-QP, LLC,
Panoramic Connexpay Equity II-AI, LLC, Panoramic
Connexpay Equity II-QP, LLC,  BIP 2080 Media
Investments I, LLC, BIP 2080 Media Investments II, LLC,
BIP 2080 Media Investments III, LLC, BIP Capital 2080
Media Investments IV, LLC, BIP Capital 2080 Media
Investment V, LLC, BIP Capital 2080 Media Investment
VI, LLC, BIP AchieveIt Investments, LLC, BIP VoApps
Series A, LLC, BIP Early Stage Fund I, LP, BIP Early
Stage Fund I-QP, LP, BIP Capital AchieveIt Series D,
LLC, BIP Capital AchieveIt Series E, LLC, BIP Capital
Growth Fund III, LP, BIP Capital Growth Fund III-QP,
LP, BIP Capital Wellview Series A-3, LLC, BIP Capital
Huddle I, LLC, BIP Capital Huddle I-QP, LLC,

3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305
678-528-7951
File No. [?]
Investment Company Act of 1940
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APPLICATION FOR AN ORDER
PURSUANT TO SECTION 17(d) OF
THE INVESTMENT COMPANY ACT
OF 1940 AND RULE 17d?1 UNDER
THE ACT TO PERMIT CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTION 17(d) OF
THE ACT AND RULE 17d-1 UNDER
THE ACT




I.	INTRODUCTION
A.	Requested Relief
       Panoramic Evergreen Venture Fund and its related entities identified in*
 Section I.B. below, hereby request
an order (the Order) pursuant to Sections 17(d) and 57(i) of the Investment*
 Company Act of 1940, as amended (the
Act)  and Rule 17d-1 thereunder  authorizing certain joint transactions that*
 otherwise would be prohibited by either
or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules *
adopted by the U.S. Securities and
Exchange Commission (the Commission) under the Act.
       In particular, the relief requested in this application (the*
 Application) would allow one or more Regulated
Funds (as defined below) (including one or more BDC Downstream Funds (as*
 defined below) or any Wholly-
Owned Investment Subs (as defined below)) and/or one or more Affiliated Funds*
 (as defined below) to participate in
the same investment opportunities through a proposed co-investment program *
where such participation would
otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules*
 under the Act (the Co-Investment
Program). All existing entities that currently intend to rely on the Order have*
 been named as Applicants (defined
below) and any existing or future entities that may rely on the Order in the*
 future will comply with the terms and
Conditions (defined below) set forth in this Application.
B.	Applicants Seeking Relief
*	Panoramic Evergreen Venture Fund (the Company), a Delaware statutory trust *
formed under the
Delaware Statutory Trust Act for the purpose of operating as an externally-*
managed, non-
diversified, closed-end management investment company that intends to elect to*
 be regulated as a
business development company (BDC) under the Act;
*	BIP Capital, LLC, the investment adviser of the Company and 36 of the*
 Affiliated Funds that are
identified in Appendix A (BDC Adviser), registered under the Investment *
Advisers Act of 1940
(the Advisers Act), on behalf of itself and its successors.
*	BIP Capital Management Services, LLC, the investment adviser of 17 of the*
 Affiliated Funds that
are identified in Appendix A, registered under the Advisers Act (CMS Adviser).
*	The investment vehicles identified in Appendix A, each of which is a *
separate and distinct legal
entity and each of which would be an investment company but for Section 3(c)*
(1) or 3(c) (7) of
the Act (the Existing Affiliated Funds; together with the BDC Adviser and the*
 CMS Adviser, the
Applicants).

C.	Defined Terms
       Adviser means BDC Adviser together with CMS Adviser and any future*
 investment adviser that (i)
controls, is controlled by or is under common control with BDC Adviser, (ii)*
 is registered as an investment adviser
under the Advisers Act and (iii) is not a Regulated Fund (defined below) or a*
 subsidiary of a Regulated Fund.
       Affiliated Fund means any Existing Affiliated Fund, any Future *
Affiliated Fund or any Panoramic
Proprietary Account (as defined below). No Existing Affiliated Fund is a BDC*
 Downstream Fund.
       BDC means a business development company under the Act. Section 2(a)(48)*
 defines a BDC to be any
closed-end investment company that operates for the purpose of making*
 investments in securities described in
Section 55(a)(1) through 55(a)(3) and makes available significant managerial*
 assistance with respect to the issuers
of such securities.
       BDC Downstream Fund means, with respect to any Regulated Fund that is a*
 BDC, an entity (i) that the
BDC directly or indirectly controls, (ii) that is not controlled by any person*
 other than the BDC (except a person that
indirectly controls the entity solely because it controls the BDC), (iii) that*
 would be an investment company but for
Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an *
Adviser, (v) that is not a Wholly-Owned
Investment Sub, and (vi) that intends to participate in the Co-Investment*
 Program.
       Board means (i) with respect to a Regulated Fund other than a BDC *
Downstream Fund, the board of
directors (or the equivalent) of the Regulated Fund and (ii) with respect to a*
 BDC Downstream Fund, the
Independent Party of the BDC Downstream Fund.
       Board-Established Criteria means criteria that the Board of a Regulated*
 Fund may establish from time to
time to describe the characteristics of Potential Co-Investment Transactions*
 regarding which the Adviser to such
Regulated Fund should be notified under Condition 1. The Board-Established *
Criteria will be consistent with the
Regulated Funds Objectives and Strategies (defined below). If no Board-*
Established Criteria are in effect, then the
Regulated Funds Adviser will be notified of all Potential Co-Investment *
Transactions that fall within the Regulated
Funds then-current Objectives and Strategies. Board-Established Criteria will*
 be objective and testable, meaning that
they will be based on observable information, such as industry/sector of the*
 issuer, available cash of Affiliated
Funds and Regulated Funds, investment stage, asset class of the investment*
 opportunity or required commitment
size, and not on characteristics that involve a discretionary assessment.*
 The Adviser to the Regulated Fund may
from time to time recommend criteria for the Boards consideration, but Board*
-Established Criteria will only become
effective if approved by a majority of the Independent Directors (defined*
 below). The Independent Directors of a
Regulated Fund may at any time rescind, suspend or qualify its approval of any*
 Board-Established Criteria, though
Applicants anticipate that, under normal circumstances, the Board would not *
modify these criteria more often than
quarterly.
       Close Affiliate means the Advisers, the Regulated Funds, the Affiliated*
 Funds and any other person
described in Section 57(b) (after giving effect to Rule 57b-1) in respect of *
any Regulated Fund (treating any
registered investment company or series thereof as a BDC for this purpose) *
except for limited partners included
solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).
       Co-Investment Transaction means any transaction in which one or more *
Regulated Funds (or its Wholly-
Owned Investment Sub (defined below)) participated together with one or more *
Affiliated Funds and/or one or more
other Regulated Funds in reliance on the Order.
       Disposition means the sale, exchange or other disposition of an interest*
 in a security of an issuer.
       Eligible Directors means, with respect to a Regulated Fund and a *
Potential Co-Investment Transaction, the
members of the Regulated Funds Board eligible to vote on that Potential *
Co-Investment Transaction under Section
57(o) of the Act (treating any registered investment company or series thereof*
 as a BDC for this purpose).
       Follow-On Investment means (i) with respect to a Regulated Fund, an *
additional investment in the same
issuer in which the Regulated Fund is currently invested; or (ii) with respect*
 to an Affiliated Fund, (X) an additional
investment in the same issuer in which the Affiliated Fund and at least one *
Regulated Fund are currently invested; or
(Y) an investment in an issuer in which at least one Regulated Fund is *
currently invested but in which the Affiliated
Fund does not currently have an investment. An investment in an issuer *
includes, but is not limited to, the exercise
of warrants, conversion privileges or other rights to purchase securities*
 of the issuer.
       Future Affiliated Fund means any entity (a) whose investment adviser*
 is an Adviser, (b) that either (A)
would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7)*
 of the Act or (B) relies on Rule 3a-7
exemption from investment company status, (c) that intends to participate in *
the Co-Investment Program, and (d)
that is not a BDC Downstream Fund.
       Future Regulated Fund means a closed-end management investment company *
(a) that is registered under
the Act or has elected to be regulated as a BDC, (b) whose investment adviser*
 is an Adviser, and (c) that intends to
participate in the Co-Investment Program.
       Independent Director means a member of the Board of any relevant entity *
who is not an interested person
as defined in Section 2(a)(19) of the Act. No Independent Director of a *
Regulated Fund (including any non-
interested member of an Independent Party) will have a financial interest in*
 any Co-Investment Transaction, other
than indirectly through share ownership in one of the Regulated Funds or*
 Affiliated Funds.
       Independent Party means, with respect to a BDC Downstream Fund, *
(i) if the BDC Downstream Fund has
a board of directors (or the equivalent), the board or (ii) if the BDC *
Downstream Fund does not have a board of
directors (or the equivalent), a transaction committee or advisory committee *
of the BDC Downstream Fund.
       JT No-Action Letters means SMC Capital, Inc., SEC No-Action Letter (pub*
.. avail. Sept. 5, 1995) and
Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail.*
 June 7, 2000).
       Objectives and Strategies means (i) with respect to any Regulated Fund*
 other than a BDC Downstream
Fund, its investment objectives and strategies, as described in its most *
current registration statement, other current
filings with the Commission under the Securities Act of 1933 (the Securities*
 Act) or under the Securities Exchange
Act of 1934, as amended (Exchange Act), and its most current report to *
stockholders, and (ii) with respect to any
BDC Downstream Fund, those investment objectives and strategies described in *
its disclosure documents (including
private placement memoranda and reports to equity holders) and organizational *
documents (including operating
agreements).
       Panoramic Proprietary Account means any direct or indirect, wholly- or *
majority-owned subsidiary of
BDC Adviser that is formed in the future that, from time to time, may hold *
various financial assets in a principal
capacity.
       Potential Co-Investment Transaction means any investment opportunity in *
which a Regulated Fund (or its
Wholly-Owned Investment Sub) could not participate together with one or more *
Affiliated Funds and/or one or
more other Regulated Funds without obtaining and relying on the Order.
       Pre-Boarding Investments are investments in an issuer held by a *
Regulated Fund as well as one or more
Affiliated Funds and/or one or more other Regulated Funds that were acquired *
prior to participating in any Co-
Investment Transaction:
(i)	in transactions in which the only term negotiated by or on behalf of such*
 funds was price in
reliance on one of the JT No-Action Letters; or
(ii)	in transactions occurring at least 90 days apart and without coordination *
between the Regulated
Fund and any Affiliated Fund or other Regulated Fund.
       Regulated Funds means the Company, the Future Regulated Funds and the *
BDC Downstream Funds.
       Related Party means (i) any Close Affiliate and (ii) in respect of *
matters as to which any Adviser has
knowledge, any Remote Affiliate.
       Remote Affiliate means any person described in Section 57(e) in respect*
 of any Regulated Fund (treating
any registered investment company or series thereof as a BDC for this purpose) *
and any limited partner holding 5%
or more of the relevant limited partner interests that would be a Close *
Affiliate but for the exclusion in that
definition.
       Required Majority means a required majority, as defined in Section 57(o)*
 of the Act.
       Tradable Security means a security that meets the following criteria at*
 the time of Disposition:
(i)	it trades on a national securities exchange or designated offshore *
securities market as defined in
rule 902(b) under the Securities Act;
(ii)	it is not subject to restrictive agreements with the issuer or other *
security holders; and
(iii)	it trades with sufficient volume and liquidity (findings as to which *
are documented by the
Advisers to any Regulated Funds holding investments in the issuer and retained *
for the life of the
Regulated Fund) to allow each Regulated Fund to dispose of its entire position*
 remaining after the
proposed Disposition within a short period of time not exceeding 30 days at *
approximately the
value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund *
has valued the
investment.
       Wholly-Owned Investment Sub means an entity (i) that is a wholly-owned *
subsidiary  of a Regulated Fund
(with such Regulated Fund at all times holding, beneficially and of record, 95%*
 or more of the voting and economic
interests); (ii) whose sole business purpose is to hold one or more investments*
 on behalf of such Regulated Fund
(and, in the case of an SBIC Subsidiary (defined below), maintains a license*
 under the SBA Act (defined below) and
issues debentures guaranteed by the SBA (defined below)); (iii) with respect to*
 which such Regulated Funds Board
has the sole authority to make all determinations with respect to the entitys*
 participation under the Conditions to this
Application; and (iv) that would be an investment company but for Section 3(c)*
(1), 3(c)(5)(C), or 3(c)(7) of the Act.
The term SBIC Subsidiary means a Wholly-Owned Investment Sub that is licensed *
by the Small Business
Administration (the SBA) to operate under the Small Business Investment Act of*
 1958, as amended, (the SBA Act)
as a small business investment company.
II.	APPLICANTS
A.	The Company
       The Company was organized under the Delaware Statutory Trust Act on*
 August 10, 2022 and intends to
elect to be regulated as a BDC under the Act. The Company intends to file *
a registration statement on Form 10 to
register its shares under the Exchange Act.
       The Companys Objectives and Strategies are to maximize capital *
appreciation by investing in a portfolio
primarily consisting of common and preferred equity investments in target U.S.*
-based portfolio companies, which
are qualifying as eligible portfolio companies under the Investment Company Act*
.. The Company may also invest on
an opportunistic basis in non-qualifying investments, such as investments in*
 non-U.S. companies that otherwise
meet the Companys Objectives and Strategies.
       BDC Adviser is the investment adviser to the Company. The Companys *
business and affairs will be
managed under the direction of a Board consisting of at least five members, *
a majority of whom will be Independent
Directors.
B.	The Existing Affiliated Funds
       The Existing Affiliated Funds are entities whose investment adviser*
 is BDC Adviser or CMS Adviser and
that would be investment companies but for Section 3(c)(1) or 3(c)(7) of the *
Act. The Existing Affiliated Funds
pursue strategies focused on investing in a variety of fixed-income and equity *
securities.
C.	BDC Adviser
       BDC Adviser is a Delaware limited liability company and is registered*
 as an investment adviser under the
Advisers Act. BDC Adviser serves as the investment adviser to the Company and *
36 of the Existing Affiliated
Funds identified in Appendix A and manages the Companys and each Existing *
Affiliated Funds portfolio in
accordance with its Objectives and Strategies. BDC Adviser makes investment*
 decisions for the Company (subject
to the oversight of the Companys Board) and each such Existing Affiliated Fund,*
 including identifying and
negotiating the structure of the investments it makes and otherwise managing *
its day-to-day operations. In the
future, the BDC Adviser may delegate its portfolio management responsibilities*
 of a Regulated Fund to one or more
non-affiliated sub-advisors.
       The Panoramic Proprietary Accounts will hold various financial assets *
in a principal capacity. BDC
Adviser has various business lines that it may operate through wholly- or *
majority-owned subsidiaries. Currently,
there are no Panoramic Proprietary Accounts.
D.	CMS Adviser
       CMS Adviser is a Delaware limited liability company and is registered *
as an investment adviser under the
Advisers Act. CMS Adviser serves as the investment adviser to 17 of the *
Existing Affiliated Funds identified in
Appendix A and manages each such funds portfolios in accordance with its *
Objectives and Strategies. CMS Adviser
makes investment decisions for each such fund, including identifying and *
negotiating the structure of the
investments it makes and otherwise managing its day-to-day operations.
III.	ORDER REQUESTED
       Applicants respectfully request an Order of the Commission under *
Sections 17(d) and 57(i) and Rule 17d-1
thereunder to permit, subject to the terms and conditions set forth below in *
this Application (the Conditions), a
Regulated Fund and one or more other Regulated Funds and/or one or more *
Affiliated Funds to enter into Co-
Investment Transactions with each other.
       The Regulated Funds and the Affiliated Funds seek relief to enter into *
Co-Investment Transactions because
such Co-Investment Transactions would otherwise be prohibited by either or both*
 of Section 17(d) or Section
57(a)(4) and the Rules under the Act. This Application seeks relief in order to*
 (i) enable the Regulated Funds and
Affiliated Funds to avoid, among other things, the practical commercial and/or*
 economic difficulties of trying to
structure, negotiate and persuade counterparties to enter into transactions *
while awaiting the granting of the relief
requested in individual applications with respect to each Co-Investment *
Transaction that arises in the future and (ii)
enable the Regulated Funds and the Affiliated Funds to avoid the significant *
legal and other expenses that would be
incurred in preparing such individual applications.
       Similar to the standard precedent used for the majority of co-investment*
 applications (collectively, the
Standard Precedent), Applicants seek relief that would permit Co-Investment *
Transactions in the form of initial
investments, Follow-On Investments and Dispositions of investments in an issuer*
.. In these cases, the terms and
Conditions of this Application would govern the entire lifecycle of an *
investment with respect to a particular issuer,
including both the initial investment and any subsequent transactions. Unlike*
 the Standard Precedent, Applicants
also seek the ability to make Follow-On Investments and Dispositions in issuers*
 where the Regulated Funds and
Affiliated Funds did not make their initial investments in reliance on the *
Order. Applicants seek this flexibility
because the Regulated Funds and Affiliated Funds may, at times, invest in the *
same issuer without engaging in a
prohibited joint transaction but then find that subsequent transactions with *
that issuer would be prohibited under the
Act. Through the proposed onboarding process, discussed below, Applicants would*
, under certain circumstances, be
permitted to rely on the Order to complete subsequent Co-Investment *
Transactions. In section A.1. below,
Applicants first discuss the overall investment process that would apply to*
 initial investments under the Order as
well as subsequent transactions with issuers. In sections A.3. and A.4. below, *
Applicants discuss additional
procedures that apply to Follow-On Investments and Dispositions, including the *
onboarding process that applies
when initial investments were made without relying on the Order.
A.	Overview
       Applicants include BDC Adviser, which manages the Company and certain of*
 the Existing Affiliated
Funds, with regulatory assets under management of approximately $760 million as*
 of June 30, 2022, and CMS
Adviser, which manages certain of the Existing Affiliated Funds, with *
regulatory assets under management of
approximately $350 million as of June 30, 2022. Each of BDC Adviser and CMS *
Adviser manages the assets
entrusted to it by its clients in accordance with its fiduciary duty to those *
clients.
       Each of BDC Adviser and CMS Adviser has established rigorous processes *
for allocating initial investment
opportunities, opportunities for subsequent investments in an issuer and *
dispositions of securities holdings
reasonably designed to treat all of their respective clients fairly and *
equitably. As discussed below, these processes
will be extended and modified in a manner reasonably designed to ensure *
that the additional transactions permitted
under the Order will both (i) be fair and equitable to the Regulated Funds and*
 the Affiliated Funds and (ii) comply
with the Conditions contained in the Order.
       1.	The Investment Process
       The investment process consists of three stages: (i) the identification *
and consideration of investment
opportunities (including follow-on investment opportunities); (ii) order *
placement and allocation; and (iii)
consideration by each applicable Regulated Funds Board when a Potential *
Co-Investment Transaction is being
considered by one or more Regulated Funds, as provided by the Order.
       (a)	Identification and Consideration of Investment Opportunities
       Opportunities for Potential Co-Investment Transactions may arise when *
investment advisory personnel of
an Adviser become aware of investment opportunities that may be appropriate *
for one or more Regulated Funds and
one or more Affiliated Funds. If the requested Order is granted, the Adviser *
will establish, maintain and implement
policies and procedures reasonably designed to ensure that, when such *
opportunities arise, the Adviser to the
relevant Regulated Funds is promptly notified and receives the same information*
 about the opportunity as any other
Adviser considering the opportunity for its clients. In particular, consistent*
 with Condition 1, if a Potential Co-
Investment Transaction falls within the then-current Objectives and Strategies *
and any Board-Established Criteria of
a Regulated Fund, the policies and procedures will require that the Adviser to *
such Regulated Fund receive
sufficient information to allow such Advisers investment committee to make its *
independent determination and
recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).  In *
addition, the policies and procedures
will specify the individuals or roles responsible for carrying out the policies*
 and procedures, including ensuring that
the Adviser receives such information. After receiving notification of a *
Potential Co-Investment Transaction under
Condition 1(a), the Adviser to each applicable Regulated Fund will then make an*
 independent determination of the
appropriateness of the investment for the Regulated Fund in light of the *
Regulated Funds then-current
circumstances.
       (b)	Order Placement and Allocation
       General. If the Adviser to a Regulated Fund deems the Regulated Funds *
participation in any Potential Co-
Investment Transaction to be appropriate, it will formulate a recommendation *
regarding the proposed order amount
for the Regulated Fund. In doing so, the Adviser may consider such factors, *
among others, as investment guidelines,
issuer, industry and geographical concentration, availability of cash and other*
 opportunities for which cash is
needed, tax considerations, leverage covenants, regulatory constraints (such as*
 requirements under the Act),
investment horizon, potential liquidity needs, and the Regulated Funds risk *
concentration policies.
       Allocation Procedure. For each Regulated Fund and Affiliated Fund whose*
 Adviser recommends
participating in a Potential Co-Investment Transaction, such Advisers *
investment committee will approve an
investment amount to be allocated to each Regulated Fund and/or Affiliated *
Fund participating in the Potential Co-
Investment Transaction. Prior to the External Submission (as defined below), *
each proposed order amount may be
reviewed and adjusted, in accordance with the Advisers written allocation *
policies and procedures, by the Advisers
investment committee.  The order of a Regulated Fund or Affiliated Fund *
resulting from this process is referred to
as its Internal Order. The Internal Order will be submitted for approval by the*
 Required Majority of any
participating Regulated Funds in accordance with the Conditions and as *
discussed in section III.A.1.c. below.
       If the aggregate Internal Orders for a Potential Co-Investment *
Transaction do not exceed the size of the
investment opportunity immediately prior to the submission of the orders to *
the underwriter, broker, dealer or issuer,
as applicable (the External Submission), then each Internal Order will be *
fulfilled as placed. If, on the other hand,
the aggregate Internal Orders for a Potential Co-Investment Transaction exceed*
 the size of the investment
opportunity immediately prior to the External Submission, then the allocation *
of the opportunity will be made pro
rata on the basis of the size of the Internal Orders.  If, subsequent to such *
External Submission, the size of the
opportunity is increased or decreased, or if the terms of such opportunity, or *
the facts and circumstances applicable
to the Regulated Funds or the Affiliated Funds consideration of the opportunity*
, change, the participants will be
permitted to submit revised Internal Orders in accordance with written *
allocation policies and procedures that the
Advisers will establish, implement and maintain. The Board of the Regulated*
 Fund will then either approve or
disapprove of the investment opportunity in accordance with Condition 2, 6, 7,*
 8 or 9, as applicable.
       Compliance. Applicants represent that the Advisers allocation review *
process will be a robust process
designed as part of their overall compliance policies and procedures to ensure*
 that every client is treated fairly and
that the Advisers are following their allocation policies. The entire *
allocation process will be monitored and
reviewed by the compliance team, led by the chief compliance officer, and *
approved by the Board of each Regulated
Fund.
       (c)	Approval of Potential Co-Investment Transactions
       A Regulated Fund will enter into a Potential Co-Investment Transaction *
with one or more other Regulated
Funds and/or Affiliated Funds only if, prior to the Regulated Funds *
participation in the Potential Co-Investment
Transaction, the Required Majority approves it in accordance with the *
Conditions of this Order.
       In the case of a BDC Downstream Fund with an Independent Party *
consisting of a transaction committee or
advisory committee, the individuals on the committee would possess experience*
 and training comparable to that of
the directors of the parent Regulated Fund and sufficient to permit them to *
make informed decisions on behalf of the
applicable BDC Downstream Fund. Applicants represent that the Independent *
Parties of the BDC Downstream
Funds would be bound (by law or by contract) by fiduciary duties comparable to *
those applicable to the directors of
the parent Regulated Fund, including a duty to act in the best interests of *
their respective funds when approving
transactions. These duties would apply in the case of all Potential *
Co-Investment Transactions, including
transactions that could present a conflict of interest.
       Further, Applicants believe that the existence of differing routes of *
approval between the BDC Downstream
Funds and other Regulated Funds would not result in Applicants investing *
through the BDC Downstream Funds in
order to avoid obtaining the approval of a Regulated Funds Board. Each *
Regulated Fund and BDC Downstream
Fund has its own Objectives and Strategies and may have its own *
Board-Established Criteria, the implementation of
which depends on the specific circumstances of the entitys portfolio at the *
time an investment opportunity is
presented. As noted above, consistent with its duty to its BDC Downstream Funds*
, the Independent Party must reach
a conclusion on whether or not an investment is in the best interest of its *
relevant BDC Downstream Funds. An
investment made solely to avoid an approval requirement at the Regulated Fund *
level should not be viewed as in the
best interest of the entity in question and, thus, would not be approved by the*
 Independent Party.
       A Regulated Fund may participate in Pro Rata Dispositions (defined *
below) and Pro Rata Follow-On
Investments (defined below) without obtaining prior approval of the Required *
Majority in accordance with
Conditions 6(c)(i) and 8(b)(i).
       2.	Delayed Settlement
       All Regulated Funds and Affiliated Funds participating in a *
Co-Investment Transaction will invest at the
same time, for the same price and with the same terms, conditions, class, *
registration rights and any other rights, so
that none of them receives terms more favorable than any other. However, the *
settlement date for an Affiliated Fund
in a Co-Investment Transaction may occur up to ten business days after the *
settlement date for the Regulated Fund,
and vice versa. Nevertheless, in all cases, (i) the date on which the *
commitment of the Affiliated Funds and
Regulated Funds is made will be the same even where the settlement date is not *
and (ii) the earliest settlement date
and the latest settlement date of any Affiliated Fund or Regulated Fund *
participating in the transaction will occur
within ten business days of each other.
       3.	Permitted Follow-On Investments and Approval of Follow-On Investments
       From time to time the Regulated Funds and Affiliated Funds may have *
opportunities to make Follow-On
Investments in an issuer in which a Regulated Fund and one or more other *
Regulated Funds and/or Affiliated Funds
previously have invested and continue to hold an investment. If the Order is *
granted, Follow-On Investments will be
made in a manner that, over time, is fair and equitable to all of the Regulated*
 Funds and Affiliated Funds and in
accordance with the proposed procedures discussed above and with the Conditions*
 of the Order.
       The Order would divide Follow-On Investments into two categories *
depending on whether the Regulated
Funds and Affiliated Funds holding investments in the issuer previously *
participated in a Co-Investment Transaction
with respect to the issuer and continue to hold any securities acquired in a *
Co-Investment Transaction for that issuer.
If such Regulated Funds and Affiliated Funds have previously participated in a *
Co-Investment Transaction with
respect to the issuer, then the terms and approval of the Follow-On Investment *
would be subject to the process
discussed in section III.A.3.a. below and governed by Condition 8. These *
Follow-On Investments are referred to as
Standard Review Follow-Ons. If such Regulated Funds and Affiliated Funds have *
not previously participated in a
Co-Investment Transaction with respect to the issuer, then the terms and *
approval of the Follow-On Investment
would be subject to the onboarding process discussed in section III.A.3.b. *
below and governed by Condition 9.
These Follow-On Investments are referred to as Enhanced Review Follow-Ons.
       (a)	Standard Review Follow-Ons
       A Regulated Fund may invest in Standard Review Follow-Ons either with *
the approval of the Required
Majority using the procedures required under Condition 8(c) or, where certain *
additional requirements are met,
without Board approval under Condition 8(b).
       A Regulated Fund may participate in a Standard Review Follow-On without *
obtaining the prior approval of
the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a *
Non-Negotiated Follow-On Investment.
       A Pro Rata Follow-On Investment is a Follow-On Investment (i) in which *
the participation of each
Affiliated Fund and each Regulated Fund is proportionate to its outstanding *
investments in the issuer or security, as
appropriate,  immediately preceding the Follow-On Investment, and (ii) in the*
 case of a Regulated Fund, a majority
of the Board has approved the Regulated Funds participation in the pro rata *
Follow-On Investments as being in the
best interests of the Regulated Fund. The Regulated Funds Board may refuse to *
approve, or at any time rescind,
suspend or qualify, their approval of Pro Rata Follow-On Investments, in which *
case all subsequent Follow-On
Investments will be submitted to the Regulated Funds Eligible Directors in *
accordance with Condition 8(c).
       A Non-Negotiated Follow-On Investment is a Follow-On Investment in which*
 a Regulated Fund
participates together with one or more Affiliated Funds and/or one or more *
other Regulated Funds (i) in which the
only term negotiated by or on behalf of the funds is price and (ii) with *
respect to which, if the transaction were
considered on its own, the funds would be entitled to rely on one of the JT*
 No-Action Letters.
       Applicants believe that these Pro Rata and Non-Negotiated Follow-On *
Investments do not present a
significant opportunity for overreaching on the part of any Adviser and thus do*
 not warrant the time or the attention
of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On *
Investments remain subject to the
Boards periodic review in accordance with Condition 10.
       (b)	Enhanced Review Follow-Ons
       One or more Regulated Funds and/or one or more Affiliated Funds holding*
 Pre-Boarding Investments may
have the opportunity to make a Follow-On Investment that is a Potential Co-*
Investment Transaction in an issuer
with respect to which they have not previously participated in a Co-Investment*
 Transaction. In these cases, the
Regulated Funds and Affiliated Funds may rely on the Order to make such *
Follow-On Investment subject to the
requirements of Condition 9. These enhanced review requirements constitute an *
onboarding process whereby
Regulated Funds and Affiliated Funds may utilize the Order to participate in *
Co-Investment Transactions even
though they already hold Pre-Boarding Investments. For a given issuer, the *
participating Regulated Funds and
Affiliated Funds need to comply with these requirements only for the first *
Co-Investment Transaction. Subsequent
Co-Investment Transactions with respect to the issuer will be governed by*
 Condition 8 under the standard review
process.
       4.	Dispositions
       The Regulated Funds and Affiliated Funds may be presented with *
opportunities to sell, exchange or
otherwise dispose of securities in a transaction that would be prohibited by *
Rule 17d-1 or Section 57(a)(4), as
applicable. If the Order is granted, such Dispositions will be made in a manner*
 that, over time, is fair and equitable
to all of the Regulated and Affiliated Funds and in accordance with procedures*
 set forth in the proposed Conditions
to the Order and discussed below.
       The Order would divide these Dispositions into two categories: (i) if *
the Regulated Funds and Affiliated
Funds holding investments in the issuer have previously participated in a *
Co-Investment Transaction with respect to
the issuer and continue to hold any securities acquired in a Co-Investment *
Transaction for such issuer, then the terms
and approval of the Disposition (hereinafter referred to as Standard Review *
Dispositions) would be subject to the
process discussed in section III.A.4.a. below and governed by Condition 6; *
and (ii) if the Regulated Funds and
Affiliated Funds have not previously participated in a Co-Investment *
Transaction with respect to the issuer, then the
terms and approval of the Disposition (hereinafter referred to as Enhanced *
Review Dispositions) would be subject
to the same onboarding process discussed in section III.A.4.b. below and *
governed by Condition 7.
       (a)	Standard Review Dispositions
       A Regulated Fund may participate in a Standard Review Disposition either*
 with the approval of the
Required Majority using the standard procedures required under Condition 6(d) *
or, where certain additional
requirements are met, without Board approval under Condition 6(c).
       A Regulated Fund may participate in a Standard Review Disposition *
without obtaining the prior approval
of the Required Majority if (i) the Disposition is a Pro Rata Disposition or *
(ii) the securities are Tradable Securities
and the Disposition meets the other requirements of Condition 6(c)(ii).
       A Pro Rata Disposition is a Disposition (i) in which the participation *
of each Affiliated Fund and each
Regulated Fund is proportionate to its outstanding investment in the security *
subject to Disposition immediately
preceding the Disposition;  and (ii) in the case of a Regulated Fund, a *
majority of the Board has approved the
Regulated Funds participation in pro rata Dispositions as being in the best *
interests of the Regulated Fund. The
Regulated Funds Board may refuse to approve, or at any time rescind, suspend or*
 qualify, their approval of Pro Rata
Dispositions, in which case all subsequent Dispositions will be submitted to *
the Regulated Funds Eligible Directors.
       In the case of a Tradable Security, approval of the required majority is*
 not required for the Disposition if:
(x) the Disposition is not to the issuer or any affiliated person of the issuer*
;  and (y) the security is sold for cash in a
transaction in which the only term negotiated by or on behalf of the *
participating Regulated Funds and Affiliated
Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security*
 remain subject to the Boards periodic
review in accordance with Condition 10.
       (b)	Enhanced Review Dispositions
       One or more Regulated Funds and one or more Affiliated Funds that have *
not previously participated in a
Co-Investment Transaction with respect to an issuer may have the opportunity to*
 make a Disposition of Pre-
Boarding Investments in a Potential Co-Investment Transaction. In these cases, *
the Regulated Funds and Affiliated
Funds may rely on the Order to make such Disposition subject to the *
requirements of Condition 7. As discussed
above, with respect to investment in a given issuer, the participating *
Regulated Funds and Affiliated Funds need
only complete the onboarding process for the first Co-Investment Transaction, *
which may be an Enhanced Review
Follow-On or an Enhanced Review Disposition.  Subsequent Co-Investment *
Transactions with respect to the issuer
will be governed by Condition 6 or 8 under the standard review process.
       5.	Use of Wholly-Owned Investment Subs
       A Regulated Fund may, from time to time, form one or more Wholly-Owned *
Investment Subs. Such a
subsidiary may be prohibited from investing in a Co-Investment Transaction with*
 a Regulated Fund (other than its
parent) or any Affiliated Fund because it would be a company controlled by its*
 parent Regulated Fund for purposes
of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned *
Investment Sub be permitted to
participate in Co-Investment Transactions in lieu of the applicable parent *
Regulated Fund that owns it and that the
Wholly-Owned Investment Subs participation in any such transaction be treated,*
 for purposes of the Order, as
though the parent Regulated Fund were participating directly.
B.	Applicable Law
       1.	Section 17(d) and Section 57(a)(4)
       Section 17(d) of the Act generally prohibits an affiliated person (as *
defined in Section 2(a)(3) of the Act),
or an affiliated person of such affiliated person, of a registered investment *
company acting as principal, from
effecting any transaction in which the registered investment company is a joint*
 or a joint and several participant, in
contravention of such rules as the Commission may prescribe for the purpose of*
 limiting or preventing participation
by the registered investment company on a basis different from or less *
advantageous than that of such other
participant.
       Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain*
 persons specified in Section 57(b) from
participating in a joint transaction with the BDC, or a company controlled *
by the BDC, in contravention of rules as
prescribed by the Commission. In particular, Section 57(a)(4) applies to:
*	Any director, officer, employee, or member of an advisory board of a BDC or *
any person (other
than the BDC itself) who is an affiliated person of the forgoing pursuant to *
Section 2(a)(3)(C); or
*	Any investment adviser or promoter of, general partner in, principal *
underwriter for, or person
directly or indirectly either controlling, controlled by, or under common *
control with, a BDC
(except the BDC itself and any person who, if it were not directly or *
indirectly controlled by the
BDC, would not be directly or indirectly under the control of a person who *
controls the BDC);  or
any person who is an affiliated person of any of the forgoing within the *
meaning of Section 2(a)
(3)(C) or (D).
       Pursuant to the foregoing application of Section 57(a)(4), BDC *
Downstream Funds on the one hand and
other Regulated Funds and Affiliated Funds on the other, may not co-invest *
absent an exemptive order because the
BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other*
 Regulated Funds are included
in Section 57(b).
       Section 2(a)(3)(C) defines an affiliated person of another person to *
include any person directly or indirectly
controlling, controlled by, or under common control with, such other person. *
Section 2(a)(3)(D) defines any officer,
director, partner, copartner, or employee of an affiliated person as an *
affiliated person. Section 2(a)(9) defines
control as the power to exercise a controlling influence over the management*
 or policies of a company, unless such
power is solely the result of an official position with that company. Under *
Section 2(a)(9) a person who beneficially
owns, either directly or through one or more controlled companies, more than *
25% of the voting securities of a
company is presumed to control such company. The Commission and its staff have *
indicated on a number of
occasions their belief that an investment adviser that provides discretionary *
investment management services to a
fund and that sponsored, selected the initial directors, and provides *
administrative or other non-advisory services to
the fund, controls such fund, absent compelling evidence to the contrary.
       2.	Rule 17d-1
       Rule 17d-1 generally prohibits an affiliated person (as defined in *
Section 2(a)(3)), or an affiliated person of
such affiliated person, of a registered investment company acting as principal*
, from effecting any transaction in
which the registered investment company, or a company controlled by such *
registered company, is a joint or a joint
and several participant, in contravention of such rules as the Commission may*
 prescribe for the purpose of limiting
or preventing participation by the registered investment company on a basis *
different from or less advantageous than
that of such first or second tier affiliate. Rule 17d-1 generally prohibits *
participation by a registered investment
company and an affiliated person (as defined in Section 2(a)(3)) or principal *
underwriter for that investment
company, or an affiliated person of such affiliated person or principal *
underwriter, in any joint enterprise or other
joint arrangement or profit-sharing plan, as defined in the rule, without *
prior approval by the Commission by order
upon application.
       Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) *
and made applicable to persons
subject to Sections 57(a) and (d) by Section 57(i) to the extent specified *
therein. Section 57(i) provides that, until the
Commission prescribes rules under Sections 57(a) and (d), the Commissions rules*
 under Section 17(d) applicable to
registered closed-end investment companies will be deemed to apply to persons *
subject to the prohibitions of
Section 57(a) or (d). Because the Commission has not adopted any rules under *
Section 57(a) or (d), Rule 17d-1
applies to persons subject to the prohibitions of Section 57(a) or (d).
       Applicants seek relief pursuant to Rule 17d-1, which permits the *
Commission to authorize joint
transactions upon application. In passing upon applications filed pursuant to *
Rule 17d-1, the Commission is directed
by Rule 17d-1(b) to consider whether the participation of a registered *
investment company or controlled company
thereof in the joint enterprise or joint arrangement under scrutiny is *
consistent with provisions, policies and purposes
of the Act and the extent to which such participation is on a basis different*
 from or less advantageous than that of
other participants.
       The Commission has stated that Section 17(d), upon which Rule 17d-1 *
is based, and upon which Section
57(a)(4) was modeled, was designed to protect investment companies from *
self-dealing and overreaching by
insiders. The Commission has also taken notice that there may be transactions *
subject to these prohibitions that do
not present the dangers of overreaching.  The Court of Appeals for the Second *
Circuit has enunciated a like
rationale for the purpose behind Section 17(d): The objective of [Section] 17*
(d)?is to prevent?injuring the interest
of stockholders of registered investment companies by causing the company to *
participate on a basis different from
or less advantageous than that of such other participants.  Furthermore, *
Congress acknowledged that the protective
system established by the enactment of Section 57 is similar to that applicable*
 to registered investment companies
under Section 17, and rules thereunder, but is modified to address concerns *
relating to unique characteristics
presented by business development companies.
       Applicants believe that the Conditions would ensure that the conflicts *
of interest that Section 17(d) and
Section 57(a)(4) were designed to prevent would be addressed and the standards *
for an order under Rule 17d-1 and
Section 57(i) would be met.
C.	Need for Relief
       Co-Investment Transactions are prohibited by either or both of Rule 17d*
-1 and Section 57(a)(4) without a
prior exemptive order of the Commission to the extent that the Affiliated Funds*
 and the Regulated Funds
participating in such transactions fall within the category of persons *
described by Rule 17d-1 and/or Section 57(b),
as modified by Rule 57b-1 thereunder, as applicable, vis-vis each *
participating Regulated Fund.
       Each of the participating Regulated Funds and Affiliated Funds may be *
deemed to be affiliated persons vis-
-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of *
common control because (i) BDC
Adviser or CMS Adviser manages and may be deemed to control each of the *
Existing Affiliated Funds and an
Adviser will manage and may be deemed to control any Future Affiliated Fund; *
(ii) BDC Adviser manages the
Company pursuant to its investment advisory agreement and an Adviser will *
manage any Future Regulated Fund;
(iii) each BDC Downstream Fund will be deemed to be controlled by its BDC *
parent and/or its BDC parents
investment adviser; and (iv) the Advisers will control, be controlled by, or*
 under common control with, BDC
Adviser. Thus, each of the Affiliated Funds could be deemed to be a person *
related to the Regulated Funds,
including any BDC Downstream Fund, in a manner described by Section 57(b) and *
related to Future Regulated
Funds in a manner described by Rule 17d-1; and therefore the prohibitions of *
Rule 17d-1 and Section 57(a)(4)
would apply respectively to prohibit the Affiliated Funds from participating in*
 Co-Investment Transactions with the
Regulated Funds. Each Regulated Fund would also be related to each other *
Regulated Fund in a manner described
by 57(b) or Rule 17d-1, as applicable, and thus prohibited from participating*
 in Co-Investment Transactions with
each other.
       In addition, because the Panoramic Proprietary Accounts will be *
controlled by BDC Adviser and, therefore,
may be under common control with the Company, any future Advisers, and any *
Future Regulated Funds, the
Panoramic Proprietary Accounts could be deemed to be persons related to the *
Regulated Funds (or a company
controlled by the Regulated Funds) in a manner described by Section 57(b) and*
 also prohibited from participating in
the Co-Investment Program.
D.	Precedents
       The Commission has issued numerous exemptive orders under the Act *
permitting registered investment
companies and BDCs to co-invest with affiliated persons.  Although the various *
precedents involved somewhat
different formulae, the Commission has accepted, as a basis for relief from the*
 prohibitions on joint transactions, use
of allocation and approval procedures to protect the interests of investors in *
the BDCs and registered investment
companies. The relief requested in this Application with respect to Follow-On *
Investments is based on the
temporary relief granted by the Commission on April 8, 2020.   Applicants *
submit that the allocation procedures set
forth in the Conditions for relief are consistent with and expand the range of*
 investor protections found in the orders
we cite.
       Applicants believe that the relief requested herein is consistent with *
the policy underlying the applications
of New Mountain Finance Corporation and its affiliates, for which an order was *
issued on August 30, 2022,  Stellus
Capital Investment Corporation and its affiliates, for which an order was *
issued on December 4, 2018,  Ares
Capital Corporation and its affiliates, for which an order was issued on *
January 18, 2017,  Apollo Investment
Corporation and its affiliates, for which an order was granted on March 29, *
2016 , and Oaktree Strategic Income,
LLC and its affiliates, for which an order was granted on October 18, 2017,  *
as well as co-investment relief granted
by the Commission to other BDCs and to registered closed-end funds.
       The Commission also has issued orders extending co-investment relief to*
 proprietary accounts.
IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED
       In accordance with Rule 17d-1 (made applicable to transactions subject *
to Section 57(a) by Section 57(i)),
the Commission may grant the requested relief as to any particular joint *
transaction if it finds that the participation
of the Regulated Funds in the joint transaction is consistent with the *
provisions, policies and purposes of the Act and
is not on a basis different from or less advantageous than that of other *
participants. Applicants submit that allowing
the Co-Investment Transactions described in this Application is justified on *
the basis of (i) the potential benefits to
the Regulated Funds and the shareholders thereof and (ii) the protections *
found in the Conditions.
       As required by Rule 17d-1(b), the Conditions ensure that the terms on*
 which Co-Investment Transactions
may be made will be consistent with the participation of the Regulated Funds *
being on a basis that it is neither
different from nor less advantageous than other participants, thus protecting *
the equity holders of any participant
from being disadvantaged. The Conditions ensure that all Co-Investment *
Transactions are reasonable and fair to the
Regulated Funds and their shareholders and do not involve overreaching by any *
person concerned, including the
Advisers.
A.	Potential Benefits
       In the absence of the relief sought hereby, in many circumstances, the *
Regulated Funds would be limited in
their ability to participate in attractive and appropriate investment *
opportunities. Section 17(d), Section 57(a)(4) and
Rule 17d-1 should not prevent BDCs and registered closed-end investment *
companies from making investments that
are in the best interests of their shareholders.
       Each Regulated Fund and its shareholders will benefit from the ability*
 to participate in Co-Investment
Transactions. The Board, including the Required Majority, of each Regulated *
Fund will determine that it is in the
best interests of the Regulated Fund to participate in Co-Investment *
Transactions because, among other matters, (i)
the Regulated Fund should be able to participate in a larger number and greater*
 variety of transactions; (ii) the
Regulated Fund should be able to participate in larger transactions; (iii) the *
Regulated Fund should be able to
participate in all opportunities approved by a Required Majority or otherwise *
permissible under the Order rather
than risk underperformance through rotational allocation of opportunities among*
 the Regulated Funds; (iv) the
Regulated Fund and any other Regulated Funds participating in the proposed *
investment should have greater
bargaining power, more control over the investment and less need to bring in *
other external investors or structure
investments to satisfy the different needs of external investors; (v) the *
Regulated Fund should be able to obtain
greater attention and better deal flow from investment bankers and others who*
 act as sources of investments; and
(vi) the Conditions are fair to the Regulated Funds and their shareholders.
B.	Protective Representations And Conditions
       The Conditions ensure that the proposed Co-Investment Transactions are *
consistent with the protection of
each Regulated Funds shareholders and with the purposes intended by the *
policies and provisions of the Act.
Specifically, the Conditions incorporate the following critical protections: *
(i) all Regulated Funds participating in the
Co-Investment Transactions will invest at the same time (except that, subject *
to the limitations in the Conditions, the
settlement date for an Affiliated Fund in a Co-Investment Transaction may occur*
 up to ten business days after the
settlement date for the Regulated Fund, and vice versa), for the same price and*
 with the same terms, conditions,
class, registration rights and any other rights, so that none of them receives *
terms more favorable than any other; (ii)
a Required Majority of each Regulated Fund must approve various investment *
decisions (not including transactions
completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or *
otherwise not requiring Board approval)
with respect to such Regulated Fund in accordance with the Conditions; and *
(iii) the Regulated Funds are required to
retain and maintain certain records.
       Applicants believe that participation by the Regulated Funds in Pro Rata*
 Follow-On Investments and Pro
Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent*
 with the provisions, policies and
purposes of the Act and will not be made on a basis different from or less *
advantageous than that of other
participants. A formulaic approach, such as pro rata investment or disposition *
eliminates the possibility for
overreaching and unnecessary prior review by the Board. Applicants note that *
the Commission has adopted a similar
pro rata approach in the context of Rule 23c-2, which relates to the redemption*
 by a closed-end investment company
of less than all of a class of its securities, indicating the general fairness *
and lack of overreaching that such approach
provides.
       Applicants also believe that the participation by the Regulated Funds in*
 Non-Negotiated Follow-On
Investments and in Dispositions of Tradable Securities without the approval of *
a Required Majority is consistent
with the provisions, policies and purposes of the Act as there is no *
opportunity for overreaching by affiliates.
       If an Adviser, its principals, or any person controlling, controlled by,*
 or under common control with the
Adviser or its principals, and the Affiliated Funds (collectively, the Holders)*
 own in the aggregate more than 25
percent of the outstanding voting shares of a Regulated Fund (the Shares), then*
 the Holders will vote such Shares as
required under Condition 15.
       In sum, Applicants believe that the Conditions would ensure that each *
Regulated Fund that participates in
any type of Co-Investment Transaction does not participate on a basis different*
 from, or less advantageous than, that
of such other participants for purposes of Section 17(d) or Section 57(a)(4) *
and the Rules under the Act. As a result,
Applicants believe that the participation of the Regulated Funds in *
Co-Investment Transactions in accordance with
the Conditions would be consistent with the provisions, policies, and purposes*
 of the Act, and would be done in a
manner that was not different from, or less advantageous than, the other *
participants.
V.	CONDITIONS
       Applicants agree that any Order granting the requested relief shall be *
subject to the following Conditions:
       1.	Identification and Referral of Potential Co-Investment Transactions
       (a)	The Advisers will establish, maintain and implement policies and *
procedures reasonably
designed to ensure that each Adviser is promptly notified of all Potential *
Co-Investment Transactions that
fall within the then-current Objectives and Strategies and Board-Established*
 Criteria of any Regulated Fund
the Adviser manages.
       (b)	When an Adviser to a Regulated Fund is notified of a Potential*
 Co-Investment
Transaction under Condition 1(a), the Adviser will make an independent *
determination of the
appropriateness of the investment for the Regulated Fund in light of the *
Regulated Funds then-current
circumstances.
       2.	Board Approvals of Co-Investment Transactions
       (a)	If the Adviser deems a Regulated Funds participation in any *
Potential Co-Investment
Transaction to be appropriate for the Regulated Fund, it will then determine an*
 appropriate level of
investment for the Regulated Fund.
       (b)	If the aggregate amount recommended by the Advisers to be invested*
 in the Potential Co-
Investment Transaction by the participating Regulated Funds and any *
participating Affiliated Funds,
collectively, exceeds the amount of the investment opportunity, the investment*
 opportunity will be
allocated among them pro rata based on the size of the Internal Orders, as *
described in section III.A.1.b.
above. Each Adviser to a participating Regulated Fund will promptly notify and *
provide the Eligible
Directors with information concerning the Affiliated Funds and Regulated Funds *
order sizes to assist the
Eligible Directors with their review of the applicable Regulated Funds *
investments for compliance with
these Conditions.
       (c)	After making the determinations required in Condition 1(b) above, *
each Adviser to a
participating Regulated Fund will distribute written information concerning the*
 Potential Co-Investment
Transaction (including the amount proposed to be invested by each participating*
 Regulated Fund and each
participating Affiliated Fund) to the Eligible Directors of its participating *
Regulated Fund(s) for their
consideration. A Regulated Fund will enter into a Co-Investment Transaction *
with one or more other
Regulated Funds or Affiliated Funds only if, prior to the Regulated Funds *
participation in the Potential Co-
Investment Transaction, a Required Majority concludes that:
       (i)	the terms of the transaction, including the consideration to be *
paid, are
reasonable and fair to the Regulated Fund and its equity holders and do not *
involve overreaching
in respect of the Regulated Fund or its equity holders on the part of any *
person concerned;
       (ii)	the transaction is consistent with:
       (A)	the interests of the Regulated Funds equity holders; and
       (B)	the Regulated Funds then-current Objectives and Strategies;
       (iii)	the investment by any other Regulated Fund(s) or Affiliated *
Fund(s) would not
disadvantage the Regulated Fund, and participation by the Regulated Fund would *
not be on a basis
different from, or less advantageous than, that of any other Regulated Fund(s) *
or Affiliated
Fund(s) participating in the transaction). provided that the Required Majority *
shall not be
prohibited from reaching the conclusions required by this Condition 2(c)(iii) *
if:
       (A)	the settlement date for another Regulated Fund or an Affiliated *
Fund in
a Co-Investment Transaction is later than the settlement date for the Regulated*
 Fund by
no more than ten business days or earlier than the settlement date for the *
Regulated Fund
by no more than ten business days, in either case, so long as: (x) the date *
on which the
commitment of the Affiliated Funds and Regulated Funds is made is the same; *
and (y)
the earliest settlement date and the latest settlement date of any Affiliated *
Fund or
Regulated Fund participating in the transaction will occur within ten business *
days of
each other; or
       (B)	any other Regulated Fund or Affiliated Fund, but not the Regulated
Fund itself, gains the right to nominate a director for election to a portfolio*
 companys
board of directors, the right to have a board observer or any similar right to *
participate in
the governance or management of the portfolio company so long as: (x) the *
Eligible
Directors will have the right to ratify the selection of such director or board*
 observer, if
any; (y) the Adviser agrees to, and does, provide periodic reports to the *
Regulated Funds
Board with respect to the actions of such director or the information received*
 by such
board observer or obtained through the exercise of any similar right to *
participate in the
governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated*
 person
of any other Regulated Fund or Affiliated Fund receives in connection with the*
 right of
one or more Regulated Funds or Affiliated Funds to nominate a director or *
appoint a
board observer or otherwise to participate in the governance or management of *
the
portfolio company will be shared proportionately among any participating *
Affiliated
Funds (who may, in turn, share their portion with their affiliated persons) *
and any
participating Regulated Fund(s) in accordance with the amount of each such *
partys
investment; and
       (iv)	the proposed investment by the Regulated Fund will not involve *
compensation,
remuneration or a direct or indirect  financial benefit to the Advisers, any *
other Regulated Fund,
the Affiliated Funds or any affiliated person of any of them (other than the *
parties to the Co-
Investment Transaction), except (A) to the extent permitted by Condition 14, *
(B) to the extent
permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result*
 of an interest in the
securities issued by one of the parties to the Co-Investment Transaction, or *
(D) in the case of fees
or other compensation described in Condition 2(c)(iii)(B)(z).
       3.	Right to Decline. Each Regulated Fund has the right to decline to *
participate in any Potential Co-
Investment Transaction or to invest less than the amount proposed.
       4.	General Limitation. Except for Follow-On Investments made in *
accordance with Conditions 8 and
9 below,  a Regulated Fund will not invest in reliance on the Order in any *
issuer in which a Related Party has an
investment.
       5.	Same Terms and Conditions. A Regulated Fund will not participate *
in any Potential Co-
Investment Transaction unless (i) the terms, conditions, price, class of *
securities to be purchased, date on which the
commitment is entered into and registration rights (if any) will be the same *
for each participating Regulated Fund
and Affiliated Fund and (ii) the earliest settlement date and the latest *
settlement date of any participating Regulated
Fund or Affiliated Fund will occur as close in time as practicable and in no *
event more than ten business days apart.
The grant to one or more Regulated Funds or Affiliated Funds, but not the *
respective Regulated Fund, of the right to
nominate a director for election to a portfolio companys board of directors, *
the right to have an observer on the
board of directors or similar rights to participate in the governance or *
management of the portfolio company will not
be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is*
 met.
       6.	Standard Review Dispositions.
       (a)	General. If any Regulated Fund or Affiliated Fund elects to sell, *
exchange or otherwise
dispose of an interest in a security and one or more Regulated Funds and *
Affiliated Funds have previously
participated in a Co-Investment Transaction with respect to the issuer, then:
       (i)	the Adviser to such Regulated Fund or Affiliated Fund  will notify *
each
Regulated Fund that holds an investment in the issuer of the proposed *
Disposition at the earliest
practical time; and
       (ii)	the Adviser to each Regulated Fund that holds an investment in the*
 issuer will
formulate a recommendation as to participation by such Regulated Fund in the*
 Disposition.
       (b)	 Same Terms and Conditions. Each Regulated Fund will have the right*
 to participate in
such Disposition on a proportionate basis, at the same price and on the same *
terms and conditions as those
applicable to the Affiliated Funds and any other Regulated Fund.
       (c)	No Board Approval Required. A Regulated Fund may participate in *
such a Disposition
without obtaining prior approval of the Required Majority if:
       (i)	(A) the participation of each Regulated Fund and Affiliated Fund in*
 such
Disposition is proportionate to its then-current holding of the security (or *
securities) of the issuer
that is (or are) the subject of the Disposition;  (B) the Board of the *
Regulated Fund has approved
as being in the best interests of the Regulated Fund the ability to participate*
 in such Dispositions
on a pro rata basis (as described in greater detail in the Application); and *
(C) the Board of the
Regulated Fund is provided on a quarterly basis with a list of all Dispositions*
 made in accordance
with this Condition; or
       (ii)	 each security is a Tradable Security and (A) the Disposition is *
not to the issuer
or any affiliated person of the issuer; and (B) the security is sold for cash *
in a transaction in which
the only term negotiated by or on behalf of the participating Regulated Funds *
and Affiliated Funds
is price.
       (d)	Standard Board Approval. In all other cases, the Adviser will *
provide its written
recommendation as to the Regulated Funds participation to the Eligible *
Directors and the Regulated Fund
will participate in such Disposition solely to the extent that a Required *
Majority determines that it is in the
Regulated Funds best interests.
       7.	Enhanced Review Dispositions.
       (a)	 General. If any Regulated Fund or Affiliated Fund elects to sell, *
exchange or otherwise
dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction *
and the Regulated Funds
and Affiliated Funds have not previously participated in a Co-Investment *
Transaction with respect to the
issuer:
       (i)	the Adviser to such Regulated Fund or Affiliated Fund will notify*
 each
Regulated Fund that holds an investment in the issuer of the proposed *
Disposition at the earliest
practical time;
       (ii)	the Adviser to each Regulated Fund that holds an investment in the*
 issuer will
formulate a recommendation as to participation by such Regulated Fund in the*
 Disposition; and
       (iii)	the Advisers will provide to the Board of each Regulated Fund *
that holds an
investment in the issuer all information relating to the existing investments *
in the issuer of the
Regulated Funds and Affiliated Funds, including the terms of such investments *
and how they were
made, that is necessary for the Required Majority to make the findings required*
 by this Condition.
       (b)	Enhanced Board Approval. The Adviser will provide its written *
recommendation as to
the Regulated Funds participation to the Eligible Directors, and the Regulated *
Fund will participate in such
Disposition solely to the extent that a Required Majority determines that:
       (i)	the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), *
and (iv); and
       (ii)	the making and holding of the Pre-Boarding Investments were not *
prohibited by
Section 57 or Rule 17d-1, as applicable, and records the basis for the finding *
in the Board minutes.
       (c)	Additional Requirements: The Disposition may only be completed in *
reliance on the
Order if:
       (i)	Same Terms and Conditions. Each Regulated Fund has the right to *
participate in
such Disposition on a proportionate basis, at the same price and on the same *
terms and Conditions
as those applicable to the Affiliated Funds and any other Regulated Fund;
       (ii)	Original Investments. All of the Affiliated Funds and Regulated *
Funds
investments in the issuer are Pre-Boarding Investments;
       (iii)	Advice of counsel. Independent counsel to the Board advises that*
 the making and
holding of the investments in the Pre-Boarding Investments were not prohibited *
by Section 57 (as
modified by Rule 57b-1) or Rule 17d-1, as applicable;
       (iv)	Multiple Classes of Securities. All Regulated Funds and Affiliated*
 Funds that
hold Pre-Boarding Investments in the issuer immediately before the time of *
completion of the Co-
Investment Transaction hold the same security or securities of the issuer. *
For the purpose of
determining whether the Regulated Funds and Affiliated Funds hold the same *
security or
securities, they may disregard any security held by some but not all of them if*
, prior to relying on
the Order, the Required Majority is presented with all information necessary to*
 make a finding,
and finds, that: (x) any Regulated Funds or Affiliated Funds holding of a *
different class of
securities (including for this purpose a security with a different maturity *
date) is immaterial  in
amount, including immaterial relative to the size of the issuer; and (y) the *
Board records the basis
for any such finding in its minutes. In addition, securities that differ only *
in respect of issuance
date, currency, or denominations may be treated as the same security; and
       (v)	No control. The Affiliated Funds, the other Regulated Funds and *
their affiliated
persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or *
in the aggregate, do
not control the issuer of the securities (within the meaning of Section 2(a)(9)*
 of the Act).
       8.	Standard Review Follow-Ons.
       (a)	General. If any Regulated Fund or Affiliated Fund desires to make*
 a Follow-On
Investment in an issuer and the Regulated Funds and Affiliated Funds holding *
investments in the issuer
previously participated in a Co-Investment Transaction with respect to the *
issuer:
       (i)	 the Adviser to each such Regulated Fund or Affiliated Fund *
will notify each
Regulated Fund that holds securities of the portfolio company of the proposed *
transaction at the
earliest practical time; and
       (ii)	the Adviser to each Regulated Fund that holds an investment in
*the issuer will
formulate a recommendation as to the proposed participation, including the *
amount of the
proposed investment, by such Regulated Fund.
       (b)	No Board Approval Required. A Regulated Fund may participate in the*
 Follow-On
Investment without obtaining prior approval of the Required Majority if:
       (i)	(A) the proposed participation of each Regulated Fund and each *
Affiliated Fund
in such investment is proportionate to its outstanding investments in the *
issuer or the security at
issue, as appropriate,  immediately preceding the Follow-On Investment; and *
(B) the Board of the
Regulated Fund has approved as being in the best interests of the Regulated *
Fund the ability to
participate in Follow-On Investments on a pro rata basis (as described in *
greater detail in this
Application); or
       (ii)	it is a Non-Negotiated Follow-On Investment.
       (c)	 Standard Board Approval. In all other cases, the Adviser will *
provide its written
recommendation as to the Regulated Funds participation to the Eligible *
Directors and the Regulated Fund
will participate in such Follow-On Investment solely to the extent that a *
Required Majority makes the
determinations set forth in Condition 2(c). If the only previous Co-Investment *
Transaction with respect to
the issuer was an Enhanced Review Disposition the Eligible Directors must *
complete this review of the
proposed Follow-On Investment both on a stand-alone basis and together with the*
 Pre-Boarding
Investments in relation to the total economic exposure and other terms of the*
 investment.
       (d)	Allocation. If, with respect to any such Follow-On Investment:
       (i)	the amount of the opportunity proposed to be made available to any *
Regulated
Fund is not based on the Regulated Funds and the Affiliated Funds outstanding *
investments in the
issuer or the security at issue, as appropriate, immediately preceding the *
Follow-On Investment;
and
       (ii)	the aggregate amount recommended by the Advisers to be invested in*
 the
Follow-On Investment by the participating Regulated Funds and any participating*
 Affiliated
Funds, collectively, exceeds the amount of the investment opportunity, then the*
 Follow-On
Investment opportunity will be allocated among them pro rata based on the size *
of the Internal
Orders, as described in section III.A.1.b. above.
       (e)	 Other Conditions. The acquisition of Follow-On Investments as *
permitted by this
Condition will be considered a Co-Investment Transaction for all purposes and *
subject to the other
Conditions set forth in this application.
       9.	Enhanced Review Follow-Ons.
       (a)	General. If any Regulated Fund or Affiliated Fund desires to make*
 a Follow-On
Investment in an issuer that is a Potential Co-Investment Transaction and the *
Regulated Funds and
Affiliated Funds holding investments in the issuer have not previously *
participated in a Co-Investment
Transaction with respect to the issuer:
       (i)	the Adviser to each such Regulated Fund or Affiliated Fund will *
notify each
Regulated Fund that holds securities of the portfolio company of the proposed *
transaction at the
earliest practical time;
       (ii)	the Adviser to each Regulated Fund that holds an investment in the*
 issuer will
formulate a recommendation as to the proposed participation, including the *
amount of the
proposed investment, by such Regulated Fund; and
       (iii)	the Advisers will provide to the Board of each Regulated Fund *
that holds an
investment in the issuer all information relating to the existing investments *
in the issuer of the
Regulated Funds and Affiliated Funds, including the terms of such investments *
and how they were
made, that is necessary for the Required Majority to make the findings required*
 by this Condition.
       (b)	Enhanced Board Approval. The Adviser will provide its written *
recommendation as to
the Regulated Funds participation to the Eligible Directors, and the Regulated *
Fund will participate in such
Follow-On Investment solely to the extent that a Required Majority reviews the *
proposed Follow-On
Investment both on a stand-alone basis and together with the Pre-Boarding *
Investments in relation to the
total economic exposure and other terms and makes the determinations set forth *
in Condition 2(c). In
addition, the Follow-On Investment may only be completed in reliance on the *
Order if the Required
Majority of each participating Regulated Fund determines that the making and *
holding of the Pre-Boarding
Investments were not prohibited by Section 57 (as modified by Rule 57b1) or *
Rule 17d-1, as applicable.
The basis for the Boards findings will be recorded in its minutes.
       (c)	Additional Requirements. The Follow-On Investment may only be *
completed in reliance
on the Order if:
       (i)	Original Investments. All of the Affiliated Funds and Regulated *
Funds
investments in the issuer are Pre-Boarding Investments;
       (ii)	Advice of counsel. Independent counsel to the Board advises that *
the making and
holding of the investments in the Pre-Boarding Investments were not prohibited *
by Section 57 (as
modified by Rule 57b-1) or Rule 17d-1, as applicable;
       (iii)	Multiple Classes of Securities. All Regulated Funds and Affiliated*
 Funds that
hold Pre-Boarding Investments in the issuer immediately before the time of *
completion of the Co-
Investment Transaction hold the same security or securities of the issuer. *
For the purpose of
determining whether the Regulated Funds and Affiliated Funds hold the same *
security or
securities, they may disregard any security held by some but not all of them if*
, prior to relying on
the Order, the Required Majority is presented with all information necessary to*
 make a finding,
and finds, that: (x) any Regulated Funds or Affiliated Funds holding of a *
different class of
securities (including for this purpose a security with a different maturity *
date) is immaterial in
amount, including immaterial relative to the size of the issuer; and (y) the *
Board records the basis
for any such finding in its minutes. In addition, securities that differ only *
in respect of issuance
date, currency, or denominations may be treated as the same security; and
       (iv)	No control. The Affiliated Funds, the other Regulated Funds and *
their affiliated
persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or *
in the aggregate, do
not control the issuer of the securities (within the meaning of Section 2(a)(9)*
 of the Act).
       (d)	 Allocation. If, with respect to any such Follow-On Investment:
       (i)	the amount of the opportunity proposed to be made available to any *
Regulated
Fund is not based on the Regulated Funds and the Affiliated Funds outstanding *
investments in the
issuer or the security at issue, as appropriate, immediately preceding the *
Follow-On Investment;
and
       (ii)	the aggregate amount recommended by the Advisers to be invested*
 in the
Follow-On Investment by the participating Regulated Funds and any participating*
 Affiliated
Funds, collectively, exceeds the amount of the investment opportunity, then the*
 Follow-On
Investment opportunity will be allocated among them pro rata based on the size*
 of the Internal
Orders, as described in section III.A.1.b. above.
       (e)	Other Conditions. The acquisition of Follow-On Investments as *
permitted by this
Condition will be considered a Co-Investment Transaction for all purposes and *
subject to the other
Conditions set forth in this application.
       10.	Board Reporting, Compliance and Annual Re-Approval
       (a)	Each Adviser to a Regulated Fund will present to the Board of each *
Regulated Fund, on a
quarterly basis, and at such other times as the Board may request, (i) a record*
 of all investments in Potential
Co-Investment Transactions made by any of the other Regulated Funds or any of *
the Affiliated Funds
during the preceding quarter that fell within the Regulated Funds then-current*
 Objectives and Strategies
and Board-Established Criteria that were not made available to the Regulated *
Fund, and an explanation of
why such investment opportunities were not made available to the Regulated *
Fund; (ii) a record of all
Follow-On Investments in and Dispositions of investments in any issuer in which*
 the Regulated Fund holds
any investments by any Affiliated Fund or other Regulated Fund during the prior*
 quarter; and (iii) all
information concerning Potential Co-Investment Transactions and Co-Investment *
Transactions, including
investments made by other Regulated Funds or Affiliated Funds that the *
Regulated Fund considered but
declined to participate in, so that the Independent Directors, may determine *
whether all Potential Co-
Investment Transactions and Co-Investment Transactions during the preceding *
quarter, including those
investments that the Regulated Fund considered but declined to participate in, *
comply with the Conditions.
       (b)	All information presented to the Regulated Funds Board pursuant *
to this Condition will
be kept for the life of the Regulated Fund and at least two years thereafter *
and will be subject to
examination by the Commission and its staff.
       (c)	Each Regulated Funds chief compliance officer, as defined in Rule *
38a-1(a)(4), will
prepare an annual report for its Board each year that evaluates (and documents *
the basis of that evaluation)
the Regulated Funds compliance with the terms and Conditions of the application*
 and the procedures
established to achieve such compliance. In the case of a BDC Downstream Fund *
that does not have a chief
compliance officer, the chief compliance officer of the BDC that controls the *
BDC Downstream Fund will
prepare the report for the relevant Independent Party.
       (d)	The Independent Directors (including the non-interested members *
of each Independent
Party) will consider at least annually whether continued participation in new *
and existing Co-Investment
Transactions is in the Regulated Funds best interests.
       11.	Record Keeping. Each Regulated Fund will maintain the records *
required by Section 57(f)(3) of
the Act as if each of the Regulated Funds were a BDC and each of the *
investments permitted under these Conditions
were approved by the Required Majority under Section 57(f).
       12.	Director Independence. No Independent Director (including the non-*
interested members of each
Independent Party) of a Regulated Fund will also be a director, general partner*
, managing member or principal, or
otherwise be an affiliated person (as defined in the Act) of any Affiliated *
Fund.
       13.	Expenses. The expenses, if any, associated with acquiring, holding *
or disposing of any securities
acquired in a Co-Investment Transaction (including, without limitation, the *
expenses of the distribution of any such
securities registered for sale under the Securities Act) will, to the extent *
not payable by the Advisers under their
respective advisory agreements with the Regulated Funds and the Affiliated *
Funds, be shared by the Regulated
Funds and the participating Affiliated Funds in proportion to the relative *
amounts of the securities held or being
acquired or disposed of, as the case may be.
       14.	Transaction Fees.  Any transaction fee (including break-up, *
structuring, monitoring or
commitment fees but excluding brokerage or underwriting compensation permitted *
by Section 17(e) or 57(k))
received in connection with any Co-Investment Transaction will be distributed *
to the participants on a pro rata basis
based on the amounts they invested or committed, as the case may be, in such *
Co-Investment Transaction. If any
transaction fee is to be held by an Adviser pending consummation of the *
transaction, the fee will be deposited into
an account maintained by an Adviser at a bank or banks having the *
qualifications prescribed in Section 26(a)(1), and
the account will earn a competitive rate of interest that will also be divided*
 pro rata among the participants. None of
the Adviser, the Affiliated Funds, the other Regulated Funds or any affiliated*
 person of the Affiliated Funds or the
Regulated Funds will receive any additional compensation or remuneration of *
any kind as a result of or in
connection with a Co-Investment Transaction other than (i) in the case of the *
Regulated Funds and the Affiliated
Funds, the pro rata transaction fees described above and fees or other *
compensation described in Condition
2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by*
 Section 17(e) or 57(k) or (iii) in the case of
the Adviser, investment advisory compensation paid in accordance with *
investment advisory agreements between
the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.
       15.	Independence. If the Holders own in the aggregate more than 25 *
percent of the Shares of a
Regulated Fund, then the Holders will vote such Shares in the same percentages *
as the Regulated Funds other
shareholders (not including the Holders) when voting on (1) the election of *
directors; (2) the removal of one or more
directors; or (3) any other matter under either the Act or applicable State *
law affecting the Boards composition, size
or manner of election.
VI.	PROCEDURAL MATTERS
A.	Communications
       Please address all communications concerning this Application and the *
Notice and Order to:
Todd Knudsen
Chief Financial Officer
Panoramic Evergreen Venture Fund
3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305
678-528-7951
       Please address any questions, and a copy of any communications, *
concerning this Application, the Notice
and Order to:
Blake E. Estes, Esq.
Alston & Bird LLP
90 Park Avenue
New York, NY 10016
(212) 210-9415
       Pursuant to Rule 0-2, each person executing the Application on behalf of*
 an Applicant says that he or she
has duly executed the Application for and on behalf of such Applicant; that he *
or she is authorized to execute the
Application pursuant to the terms of an operating agreement, management *
agreement or otherwise; and that all
actions by members, directors or other bodies necessary to authorize each *
person to execute and file the Application
have been taken.
       The verifications required by Rule 0-2(d) and the authorizations *
required by Rule 0-2(c) are attached hereto
as Appendix B and Appendix C.
       Applicants request that any questions regarding this Application be *
directed to the persons listed on the
facing page of this Application.
B.	Authorization
       All requirements for the execution and filing of this Application in *
the name and on behalf of each
Applicant by the undersigned have been complied with and the undersigned is *
fully authorized to do so and has duly
executed this Application as of this 8th day of November 2022.

       ?
[SIGNATURE BLOCK TO BE INCLUDED]










APPENDIX A
EXISTING AFFILIATED FUNDS
All Existing Affiliated Funds are advised by an Adviser as set forth below:
A.	Adviser is BIP Capital, LLC:

1.	BIP Capital Mini Fund, LP;
2.	BIP Capital Mini Fund II, LP;
3.	BIP Capital Mini Fund II-QP, LP;
4.	BIP Capital Mini Fund III, LP;
5.	BIP Capital Mini Fund III-QP, LP;
6.	BIP Capital Mini Fund IIIb, LP;
7.	BIP Capital Mini Fund IIIb-QP, LP;
8.	BIP Capital Venture Fund IV, LP;
9.	BIP Capital Venture Fund IV-QP, LP;
10.	Panoramic Annex Fund 4, LP;
11.	Panoramic Annex Fund 4-QP, LP;
12.	Panoramic Venture Fund 5, LP;
13.	Panoramic Venture Fund 5-QP, LP;
14.	BIP Capital 2080 Media Equity VII, LLC;
15.	BIP Capital 2080 Media Equity X, LLC;
16.	BIP Capital AchieveIt Series E-1, LLC;
17.	BIP Capital ConnexPay Convertible Note I, LLC;
18.	BIP Capital ConnexPay Equity I, LLC;
19.	BIP Capital Huddle Convertible Note, LLC;
20.	BIP Capital Huddle Equity II, LLC;
21.	BIP Capital PAN Convertible Note, LLC;
22.	BIP Capital PAN Equity I, LLC;
23.	BIP Capital PAN Equity II, LLC;
24.	BIP Capital UserIQ A-2 & A-3, LLC;
25.	BIP Capital Wellview Senior Debt II, LLC
26.	Panoramic Trella Acquisition I, LP;
27.	Panoramic Trella Acquisition I-QP, LP;
28.	Panoramic UserIQ Equity II, LLC;
29.	Panoramic Wellview Sentry Merger I, LLC;
30.	Panoramic Annex Fund 4b, LP;
31.	Panoramic Annex Fund 4b-QP, LP;
32.	Panoramic Mediafly Equity I, LLC;
33.	Panoramic ShiftMed Equity I, LLC;
34.	Panoramic ShiftMed Equity I-QP, LLC;
35.	Panoramic Connexpay Equity II-AI, LLC; and
36.	Panoramic Connexpay Equity II-QP, LLC

B.	Adviser is BIP Capital Management Services, LLC:

1.	BIP 2080 Media Investments I, LLC;
2.	BIP 2080 Media Investments II, LLC;
3.	BIP 2080 Media Investments III, LLC;
4.	BIP Capital 2080 Media Investments IV, LLC;
5.	BIP Capital 2080 Media Investment V, LLC;
6.	BIP Capital 2080 Media Investment VI, LLC;
7.	BIP AchieveIt Investments, LLC;
8.	BIP VoApps Series A, LLC;
9.	BIP Early Stage Fund I, LP;
10.	BIP Early Stage Fund I-QP, LP;
11.	BIP Capital AchieveIt Series D, LLC;
12.	BIP Capital AchieveIt Series E, LLC;
13.	BIP Capital Growth Fund III, LP;
14.	BIP Capital Growth Fund III-QP, LP;
15.	BIP Capital Wellview Series A-3, LLC;
16.	BIP Capital Huddle I, LLC;
17.	BIP Capital Huddle I-QP, LLC; and







APPENDIX B
VERIFICATION

The undersigned states that he or she has duly executed the attached * application, dated November 8, 2022 for and on behalf of the applicants listed below, that he holds the office with each such*
 entity as indicated below, and that all
actions by officers, directors, members, and other bodies necessary to * authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she*
 is familiar with such instrument, and
the contents thereof, and that the facts set forth are true to the best of his * or her knowledge, information and belief.


[SIGNATURE BLOCK TO BE INCLUDED]





APPENDIX C
       Resolutions Adopted of the Board of Directors of Panoramic Evergreen * Venture Fund (the
Company)

       WHEREAS, the Board has considered the Companys Co-Investment Exemptive * Application (the Co-
Investment Exemptive Application), for an order of the SEC pursuant to Sections*
 17(d) and 57(i) of the 1940 Act,
and Rule 17d-1 under the 1940 Act to permit certain joint transactions * otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act; and

       NOW, THEREFORE, BE IT RESOLVED, that each of the officers of the Company* is hereby authorized in the name and on behalf of the Company to make or cause to be made, and to*
 execute and cause to be filed with
the SEC, a Co-Investment Exemptive Application, as any such officer or officers*
 may deem necessary or advisable;
and

       RESOLVED, that each of the officers of the Company is hereby authorized * in the name and on behalf of the Company to make or cause to be made, and to execute and cause to be filed * with the SEC, any and all amendments to such Co-Investment Exemptive Application, effecting such changes * as any such officer or officers may deem necessary or advisable; and

       RESOLVED, that each of the officers of the Company is hereby authorized * in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such*
 additional agreements, documents,
instruments and certifications and to take all such steps, and to make all such*
 payments, fees and remittances, as any
one or more of such officers may at any time or times deem necessary or * desirable in order to effectuate the purpose and intent of the foregoing resolutions.

(Adopted by the Board of Directors on September 14, 2022)



  Unless otherwise indicated, all section references herein are to the Act. Unless otherwise indicated, all rule references herein are to rules under the*
 Act.
  The term successor, as applied to each Adviser, means an entity that results* from a reorganization into another jurisdiction or change in the type of business organization.
  In the case of a Regulated Fund that is a registered closed-end fund, the * Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a * BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined * as if the BDC Downstream Fund were a BDC subject to Section
57(o). In the case of a BDC Downstream Fund with a transaction committee or * advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC * subject to Section 57(o) and as if the committee members were directors of the fund.
  A wholly-owned subsidiary of a person is as defined in Section 2(a)(43) of * the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person
  Representatives from each Adviser to a Regulated Fund will be members of each* investment committee or otherwise entitled to participate in each meeting of any investment committee that is expected to approve or reject*
 recommended investment opportunities falling within its Regulated Funds Objectives and Strategies and Board-Established Criteria. * Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in * conjunction with its representatives participation in the relevant investment committees meetings. The allocation memorandum for each Potential * Co-Investment Transaction will document the recommendations by the investment committee.
  The reason for any such adjustment to a proposed order amount will be * documented in writing and preserved in the records of each Adviser.
  Each Adviser will maintain records of all proposed order amounts, Internal* Orders and External Submissions in conjunction with Potential Co-
Investment Transactions. Each applicable Adviser will provide the Eligible * Directors with information concerning the Affiliated Funds and Regulated Funds order sizes to assist the Eligible Directors with their review*
 of the applicable Regulated Funds investments for compliance with the Conditions.
  See note 30, below.
  See note 28, below.
  In the case of a Tradable Security, Dispositions to the issuer or an * affiliated person of the issuer are not permitted so that funds participating * in the Disposition do not benefit to the detriment of Regulated Funds that remain * invested in the issuer. For example, if a Disposition of a Tradable
Security were permitted to be made to the issuer, the issuer may be reducing * its short term assets (i.e., cash) to pay down long term liabilities.
  However, with respect to an issuer, if a Regulated Funds first Co-Investment * Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review * Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must * review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e.,*
 in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the * investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review * Disposition, but they would have been required had the first Co-
Investment Transaction been an Enhanced Review Follow-On. could not be both a * Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any * determinations regarding the subsidiarys investments while, in the latter case, the Independent Party makes such determinations.
  Also excluded from this category by Rule 57b-1 is any person who would * otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because * that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.
  See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (For purposes of Section 2(a)*
(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of * officers, directors or key personnel, common investment advisers or underwriters, etc.); Lazard Freres Asset Management, SEC No-Action Letter (pub.*
 avail. Jan. 10, 1997) (While, in some circumstances, the nature of an advisory relationship may give an adviser control over its clients*
 management or policies, whether an investment company and another entity are under common control is a factual question?).
  See Protecting Investors: A Half-Century of Investment Company Regulation, * 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
  Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, * 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
  H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 *
U.S.C.C.A.N. 4827.
  See, e.g., New Mountain Finance Corporation, et al. (File No. 812-15030) * Release No. 34663 (August 4, 2022) (notice), Release No. 34691
(August 30, 2022) (order); John Hancock GA Mortgage Trust, et al. (File No. * 812-14917) Release No. IC-33493 (May 28, 2019) (notice),
Release No. IC-33518 (June 25, 2019) (order); BlackRock Capital * Investment14898) Release No. IC-33475 (May 15, 2019) (notice), Release No. IC-33503 (June 7, 2019) (order); Pharos Capital BDC, Inc., et al., (File No. * 812-14891) Release No. IC-33372 (notice) (February 8, 2019),
Release No. IC-33394 (order) (March 11, 2019).
  BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April * 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021) see also, New Mountain Finance * Corporation, et al. (File No. 812-15030) Release No. 34663 (August 4,
2022) (notice), Release No. 34691 (August 30, 2022) (order).
  19 New Mountain Finance Corporation, et al. (File No. 812-15030) Release No. * 34663 (August 4, 2022) (notice), Release No. 34691 (August
30, 2022) (order).
  Stellus Capital Investment Corporation, et al. (File No. 812-14855) Release * No. IC-33289 (November 6, 2018) (notice), Release No. IC-33316
(December 4, 2018) (order).
  Ares Capital Corporation, et al. (File No. 812-13603) No. IC-32399 (December * 21, 2016) (notice), Release No. IC-32427 (January 18, 2017)
(order).
  See Apollo Investment Corporation, et al. (File No. 812-13754) Investment * Company Act Rel. Nos. 32019 (March 2, 2016) (notice) and 32057
(March 29, 2016) (order).
  See Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment * Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and
32862 (October 18, 2017) (order).
  See, e.g., New Mountain Finance Corporation, et al. (File No. 812-15030) * Release No. IC-33624 (September 12, 2019) (notice), Release No.
IC-33656 (October 8, 2019) (order); John Hancock GA Mortgage Trust, et al. * (File No. 812-14917) Release No. IC-33493 (May 28, 2019)
(notice), Release No. IC-33518 (June 25, 2019) (order); Stellus Capital * Investment Corporation, et al. (File No. 812-14855) Release No. IC-
33289 (November 6, 2018) (notice), Release No. IC-33316 (December 4, 2018) * (order); THL Credit, Inc., et al. (File No. 812-14807) Release
No. IC-33213 (August 24, 2018)(notice) and 33239 (September 19, 2018)(order); *
Thrivent Financial for Lutherans, et al. (File No. 812- 14838)
Release No. IC-33197(August 9, 2018)(notice) and 33217 (September 5, 2018)* (order).
  For example, procuring the Regulated Funds investment in a Potential * Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial * benefit.
  This exception applies only to Follow-On Investments by a Regulated Fund in * issuers in which that Regulated Fund already holds investments.
  Any Panoramic Proprietary Account that is not advised by an Adviser is itself* deemed to be an Adviser for purposes of Conditions 6(a)(i),
7(a)(i), 8(a)(i) and 9(a)(i).
  In the case of any Disposition, proportionality will be measured by each* participating Regulated Funds and Affiliated Funds outstanding investment in the security in question immediately preceding the Disposition.
  In determining whether a holding is immaterial for purposes of the Order, * the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a * reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the*
 terms of the transaction or arrangement.
  To the extent that a Follow-On Investment opportunity is in a security or * arises in respect of a security held by the participating Regulated
Funds and Affiliated Funds, proportionality will be measured by each * participating Regulated Funds and Affiliated Funds outstanding investment in the security in question immediately preceding the Follow-On Investment * using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a * security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be*
 measured by each participating Regulated Funds and Affiliated Funds outstanding investment in the issuer immediately preceding the Follow-On*
 Investment using the most recent available valuation thereof.
  Applicants are not requesting and the Commission is not providing any relief * for transaction fees received in connection with any Co-
Investment Transaction.









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1
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A-1

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